COLUMBIA FUNDS SERIES TRUST II

290 Congress Street

Boston, MA 02210

October 27, 2023

VIA EDGAR

Mr. Mark Cowan

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549

RE:	Columbia Funds Series Trust II Columbia Short-Term Cash Fund	Amendment No. 260 File No. 811-21852

Dear Mr. Cowan:

This letter responds to comments received from the staff of the Securities and Exchange Commission on October 23, 2023 for the above-referenced amendment filed by and on behalf of Columbia Funds Series Trust II on behalf of its series, Columbia Short-Term Cash Fund (the Fund). Comments and responses are outlined below.

Comment 1:	Will the Fund’s prospectus and Statement of Additional Information (SAI) be supplemented closer to the noted effective dates of the discretionary liquidity fee (to be effective by April 2, 2024) and the mandatory liquidity fee (to be effective by October 2, 2024) with details on these new fees?

Response:	Yes, supplements will be filed by or before the effective dates of the discretionary and mandatory liquidity fees outlining details of these new fees.

Comment 2:	Consider revising the first two sentences of the first paragraph of the October 2, 2023 supplement as outlined below:

Prior to October 2, 2023, Columbia Short-Term Cash Fund (the Fund) ~~was subject to a fee on redemptions or suspension of~~ could impose a fee on redemptions or suspend the ability to sell shares if the Fund’s liquidity fell below certain minimums. As a result of SEC rule changes, these fees and gates ~~are no longer available to~~ may no longer be charged by the Fund, effective October 2, 2023.

Response:	We will give consideration to these revisions if such disclosure is included in future supplements for the Fund.

Comment 3:	In the “Money Market Fund Risk” paragraph (and any other applicable disclosure), expand the discretionary and mandatory liquidity fee disclosure to include details on how these fees will be charged, including, for example, clarifying how long net redemptions have to exceed 5% and how long after such an event the redemption fee can be charged.

Response:	As noted in the response to Comment 1 above, supplements will be filed by or before the effective dates of the discretionary and mandatory liquidity fees to update disclosure with details of these new fees.

Comment 4:	In the second to last sentence of the “Money Market Fund Risk” paragraph (and any other applicable disclosure), consider making the following revision:

By April 2, 2024, institutional prime and institutional tax-exempt money market funds will be subject to a discretionary liquidity fee of up to 2% on redemptions if ~~that fee is determined to be in the best interest of the fund~~ the fund’s board determines that it is in the best interest of the fund to impose the fee and, by October 2, 2024, such funds will also be subject to a mandatory liquidity fee on redemptions if net redemptions exceed 5% of their net assets.

Response:	We will consider this comment as our implementation plans develop. If the board determines to delegate the determination of a discretionary liquidity fee to the adviser or officers, we will add different disclosure than the disclosure proposed.

Comment 5:	Replace all applicable sections within the prospectus and SAI, such as the “Liquidity Fees and Temporary Suspension of Redemptions” subsection in the prospectus, with the new discretionary and mandatory liquidity fee detail.

Response:	As noted in the response to Comment 1 above, supplements to the prospectus and SAI will be filed by or before the effective dates of the discretionary and mandatory liquidity fees to update all applicable sections with details of these new fees.

If you have any questions, please contact either me at (617) 385-9536 or Heidi Brommer at (612) 671-2403.

Sincerely,

/s/ Ryan C. Larrenaga
Ryan C. Larrenaga
Senior Vice President, Chief Legal Officer and Secretary
Columbia Funds Series Trust II

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